Announcement









                  Company Oxford Glycosciences PLC
                  TID MOGS
                  Headline Regulatory Application
                  Released 07:00 25 Mar 2003
                  Number 1422J






PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Chris Moyses, M.D., Chief Medical Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626



OGS Submits Amendment to the New Drug Application for Zavesca(R) (miglustat) to the FDA

Oxford, UK, 25 March, 2003 -- Oxford GlycoSciences Plc (LSE: OGS,
Nasdaq: OGSI) today announces that it has submitted an amendment to its New Drug Application (NDA) for Zavesca to the U.S. Food and Drug Administration (FDA).
The FDA stated that the original NDA, submitted in August 2001, might only be approved if a number of issues were addressed and further clinical studies were conducted to provide sufficient support for the safety and efficacy of Zavesca. Following an End-of-Review meeting in September 2002, the FDA indicated that it believed that management of benefit/risk ratio could be achieved through restricted use of the drug.

OGS believes that the amendment to the NDA addresses the FDA's comments. It includes data that were gathered after the original NDA submission and that were part of the submission to the European regulatory authorities. The FDA has informed OGS that it considers this submission a Complete Response to the Action Letter received in June 2002 and that a further review cycle has begun.

David Ebsworth Ph.D., Chief Executive Officer of OGS said, "We are committed to gaining regulatory approval in the US. We are confident that the information now supplied provides evidence that a positive benefit/risk ratio can be achieved for Zavesca. We look forward to a response from the FDA on this latest submission."

Zavesca received EU marketing approval in November 2002 for the treatment of patients with mild to moderate type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. The product was launched in the UK on 3 March by Actelion Ltd. under the terms of a worldwide licensing agreement (with the exception of Israel). A named-patient program is also in place, which allows commercial access to the drug through an international pharmacy, if so permitted by local regulations. Actelion expects to begin making Zavesca available throughout the European Union in the coming months.

###


Notes to Editors

Zavesca regulatory background

OGS submitted an NDA for Zavesca for the treatment of patients with type 1 Gaucher disease in August 2001. In June 2002, the FDA issued a complete response letter indicating that the product was not approvable based on the FDA's opinion that OGS had not provided sufficient support of safety and efficacy of the drug. In accordance with FDA procedure, OGS requested and received a hearing on whether there were grounds for denying approval of the application.

Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'.

Oxford GlycoSciences

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology.
In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/ DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the FDA, and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited GSL storage disorders. In addition to type 1 Gaucher disease, Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.

END